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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)


                              Aradigm Corporation
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                                (Name of Issuer)

                                  Common Stock
                                  No PAR VALUE
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                         (Title of Class of Securities)

                                     038505
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                                 (CUSIP Number)
                                   Ole Ramsby
                                Novo Nordisk A/S
                                   Novo Alle
                               DK-2880 Bagsvaerd
                                    Denmark
                             Tel No.: +45 4444 8888
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 24, 2002
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            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


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


CUSIP No. 038505                                              Page 2 of 10 Pages
                                     13D
-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Novo Nordisk A/S
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

              WC
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                [ ]

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              The Kingdom of Denmark
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                                       7       SOLE VOTING POWER

                                               7,868,369
             NUMBER OF SHARES       -------------------------------------------
           BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
           EACH REPORTING PERSON
                   WITH                        0
                                    -------------------------------------------
                                       9       SOLE DISPOSITIVE POWER

                                               7,868,369
                                    -------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                               0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,868,369
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
              SHARES*

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.4
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     14       TYPE OF REPORTING PERSON*

              CO
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                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]

     Novo Nordisk A/S, a publicly quoted Danish company ("Buyer") hereby amends and supplements its Report on Schedule 13D, originally filed on November 14, 2001 (as heretofore amended and supplemented, the "Schedule 13D") with respect to the purchase of shares of Common Stock, no par value (the "Shares"), of Aradigm Corporation, a California corporation (the "Issuer"). Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 2.  Identity and Background.

     The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The name of the person filing this statement is Novo Nordisk A/S, a publicly quoted Danish company ("Buyer").

     The address of the principal business office of Buyer is Novo Alle, DK-2880 Bagsvaerd, Denmark. Buyer is a focused healthcare company that manufactures and markets pharmaceutical products and services for the treatment of diabetes, coagulation disorders, human growth hormone and hormone replacement therapy. The name, address, present principal occupation or employment and citizenship of each director and executive officer of Buyer is set forth on Schedule A. Buyer holds the Shares through Novo Nordisk Pharmaceuticals, Inc., a Delaware corporation ("NN Pharmaceuticals") whose principal business office is located at 100 College Road, Princeton, New Jersey 08540. NN Pharmaceuticals is a manufacturer and supplier of insulin to the United States diabetes market and throughout the world. NN Pharmaceuticals is a wholly-owned subsidiary of Novo Nordisk of North America, Inc. ("NN North America"). NN North America is a Delaware corporation whose principal place of business is 405 Lexington Avenue, New York City, New York 10017. NN North America's primary business is the provision of corporate staff services for the U.S. based pharmaceutical operations of Buyer. NN North America is wholly owned by Buyer. The name, addresses, present principal occupation or employment and citizenship of each director and executive officer of each NN Pharmaceuticals and NN North America is set forth on Schedule A.

     Novo A/S, a private limited Danish company whose principal business office is located at Krogsh0jvej 41, DK-2880 Bagsvaerd, Denmark, owns approximately 26.7% of Buyer's total share capital, representing approximately 69.0% of the voting rights of Buyer and may be deemed to control Buyer. The principal business of Novo A/S is the administration of its portfolio of securities and minority capital interests. Novo A/S is a wholly-owned subsidiary of Novo Nordisk Foundation (the "Foundation"), a self-governing and self-owned foundation whose principal business office is located at Brogardsvej 70, Post Box 71, DK-2820 Gentofte, Denmark. The principal business of the Foundation is to provide a stable basis for the business and research activities undertaken by Novo A/S and its affiliates. The name, address, present principal occupation or employment and citizenship of each director and executive officer of each of Novo A/S and the Foundation is set forth on Schedule A.

     During the last five years, none of Buyer, and to the best of Buyer's knowledge, any of NN Pharmaceuticals, NN North America, Novo A/S, the Foundation or any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The aggregate purchase price for the Shares was $35,000,000. Such price was funded through internally generated funds.

   Item 4.  Purpose of Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

     As described in the Schedule 13D, on October 22, 2001 Buyer and Issuer entered into a Stock Purchase Agreement (a copy of which is attached as Exhibit 1 to the Schedule 13D) (the "Stock Purchase Agreement"), pursuant to which Issuer may, from time to time, require Buyer to purchase up $25,000,000 worth of additional Shares at the then current market price. On July 24, 2002, pursuant to, and in accordance with, the terms of the Stock Purchase Agreement, Buyer purchased $5,000,000 worth of additional Shares.

     Except as set forth above, Buyer has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     (a)-(b) Buyer beneficially owns, through NN Pharmaceuticals, an aggregate of 7,868,369 Shares representing approximately 25.4% of the outstanding Shares. To the best of Buyer's knowledge, none of the persons named in response to Item 2 or listed on Schedule A, is the beneficial owner of any of the Shares, except to the extent any such person may be deemed to be the beneficial owner of Shares owned by Buyer.

     (c) Except as set forth in this statement, none of Buyer, any of the persons named in response to Item 2 or listed on Schedule A, has effected any transaction in the Shares during the 60 days prior to the date hereof. The following purchases were made from the Issuer on behalf of Buyer:

                               Aggregate Number       Price Per
          Date:                   of Shares:            Share:
          June 1998                 312,396             $16.00
          June 2001                 708,216              $7.06
          October 2001            5,665,723              $3.53
          July 24, 2002           1,182,034              $4.23


     (d) Inapplicable.

     (e) Inapplicable.

   Item 7. Material to be Filed as Exhibits.

     None

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   August 7, 2002
                                   -------------------------------------------
                                   Date


                                   /s/ Jesper Brandgaard
                                   -------------------------------------------
                                   Signature


                                   Jesper Brandgaard, Chief Financial Officer
                                   -------------------------------------------
                                   (Name/Title)

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                                                                     SCHEDULE A


                   DIRECTORS AND EXECUTIVE OFFICERS OF BUYER

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Buyer are set forth below. If no address is given the director's or officer's address is Novo Alle, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).

Name and Citizenship                    Principal Occupation and Address
--------------------                    --------------------------------
*Mads 0vlisen                           Chairman of the Board
Danish                                  Novo Nordisk A/S
                                        Novo Alle, 6B2.22
                                        2880 Bagsvaerd
                                        Denmark

*Kurt Anker Nielsen                     President & CEO
Danish                                  Novo A/S
                                        Krogsh0jvej 41, 9P2.05
                                        2880 Bagsvaerd
                                        Denmark

*Jan Ulf Sigvard Johansson              CEO/Businessman
Swedish                                 Strandvagen 43, 4 tr.
                                        114 56 Stockholm
                                        Sweden

*J0rgen Wedel                           29 Winsor Way
Danish                                  Weston, Massachusetts 02493
                                        USA

*Kurt Briner                            Director
Swiss                                   c/o Ebsa sa
                                        47, rue du 31 Decembre
                                        CH-1211 Geneva 6
                                        Switzerland

*Niels Jacobsen                         President & CEO
Danish                                  William Demant Holding A/S
                                        Strandvejen 58
                                        2900 Hellerup
                                        Denmark

*Anne Marie Handrup Kverneland          Laboratory Assistant
Danish                                  Novo Nordisk A/S
                                        Laurentsvej 22, 7X
                                        2880 Bagsvaerd
                                        Denmark

Name and Citizenship                    Principal Occupation and Address
--------------------                    --------------------------------
*Johnny Henriksen                       Environmental Specialist
Danish                                  Novo Nordisk A/S
                                        Hummeltoftevej 49
                                        Building SOC 1.18
                                        2830 Virum
                                        Denmark

*Stig Str0baek                          Electrician
Danish                                  Novo Nordisk, A/S
                                        Laurentsvej 22, 7X
                                        2880 Bagsvaerd
                                        Denmark

Lars Rebien S0rensen                    CEO
Danish                                  Novo Nordisk A/S

Jesper Brandgaard                       CFO
Danish                                  Novo Nordisk A/S

Kare Schultz                            Chief Operating Officer
Danish                                  Novo Nordisk A/S

Mads Krogsgaard Thompsen                Chief Science Officer
Danish                                  Novo Nordisk A/S

Lars Almblom J0rgensen                  Chief of Staffs
Danish                                  Novo Nordisk A/S

Lise Kingo                              Executive Vice President
Danish                                  Novo Nordisk A/S


              DIRECTORS AND EXECUTIVE OFFICERS OF NN NORTH AMERICA

The name, address, title, present principal occupation or employment of each of the directors and executive officers of NN North America, are set forth below. If no address is given the director's or officer's address is 405 Lexington Avenue, New York City, New York 10017. The directors are designated with asterisks (*).

Name and Citizenship                    Principal Occupation and Address
--------------------                    --------------------------------
*James Shehan                           President and Secretary
USA                                     Novo Nordisk of North America, Inc.

*Susan Jackson                          Vice President Communications
USA                                     Novo Nordisk Pharmaceuticals, Inc.
                                        100 College Road West
                                        Princeton, NJ 08540-7810

*Anthony Viceroy                        CFO and Treasurer
USA                                     Novo Nordisk of North America, Inc.

*Rasmus Holm-J0rgensen                  VP Investor Relations
Danish                                  Novo Nordisk of North America, Inc.

*Ole F. Ramsby                          Senior Vice President Legal Affairs and
Danish                                  General Counsel
                                        Novo Nordisk A/S
                                        Novo Alle
                                        2880 Bagsvaerd
                                        Denmark


             DIRECTORS AND EXECUTIVE OFFICERS OF NN PHARMACEUTICALS

The name, address, title, present principal occupation or employment of each of the directors and executive officers of NN Pharmaceuticals, are set forth below. If no address is given the director's or officer's address is 100 College Road, Princeton, New Jersey 08540. The directors are designated with asterisks (*).

Name and Citizenship                    Principal Occupation and Address
--------------------                    --------------------------------
*Martin Soeters                         President
The Netherlands                         Novo Nordisk Pharmaceuticals, Inc.

*Kare Schultz                           Chief Operating Officer
Danish                                  Novo Nordisk A/S

*Barry Reit                             Vice President Regulatory Affairs
Danish                                  Novo Nordisk Pharmaceuticals, Inc.

*Phil Fornecker                         Vice President Finance
USA                                     Novo Nordisk Pharmaceuticals, Inc.

*Jim C. Shehan                          President
USA                                     Novo Nordisk of North America, Inc.
                                        405 Lexington Avenue
                                        New York City, NY 10174


                  DIRECTORS AND EXECUTIVE OFFICERS OF NOVO A/S

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo A/S, are set forth below. If no address is given the director's or officer's address is Krogsh0jvej 41, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).

Name and Citizenship                    Principal Occupation and Address
--------------------                    --------------------------------
*Palle Marcus                           Member Board of Directors
Danish                                  Novo A/S

*Jorgen Boe                             Lawyer
Danish                                  Margrethevej 6
                                        2960 Rungsted Kyst
                                        Denmark

*Jan Ulf Sigvard Johansson              CEO/Businessman
Swedish                                 Strandvagen 43, 4 tr.
                                        114 56 Stockholm
                                        Sweden

*Hans Kristian Werdelin                 Member Board of Directors
Danish                                  Novo A/S

Henrik Gurtler                          Co-CEO
Danish                                  Novo A/S

Kurt Anker Nielsen                      Co-CEO
Danish                                  Novo A/S


                 DIRECTORS AND EXECUTIVE OFFICERS OF FOUNDATION

The name, address, title, present principal occupation or employment of each of the directors and executive officers of the Foundation, are set forth below. If no address is given the director's or officer's address is Brogardsvej 70, Post Box 71, DK-2820 Gentofte, Denmark. The directors are designated with asterisks (*).

Name and Citizenship                    Principal Occupation and Address
--------------------                    --------------------------------
*Palle Marcus                           Member Board of Directors
Danish                                  Novo Nordisk Foundation

*Jorgen Boe                             Lawyer
Danish                                  Margrethevej 6
                                        2960 Rungsted Kyst
                                        Denmark

*Mads 0vlisen                           Member Board of Directors
Danish                                  Novo Nordisk Foundation

*Niels Borregaard                       Doctor
Danish                                  Enevangen 83
                                        3450 Aller0d
                                        Denmark

*Jan Eric Lindsten                      Doctor
Swedish                                 Norr Malarstrand 78, 3 tr.
                                        S-112 35 Stockholm
                                        Sweden

*Kurt Bligaard Pedersen                 Executive Vice President
Danish                                  Dong A/S
                                        Vesterled 22
                                        2100 Copenhagen
                                        Denmark

*Ulla Morin                             Technician
Danish                                  Novo Nordisk Foundation

*Soren Thuesen Pedersen                 Chemist
Danish                                  Novo Nordisk Foundation

Name and Citizenship                    Occupation and Address
--------------------                    ----------------------
*Stig Strobaek                          Electrician
Danish                                  Novo Nordisk Foundation

Gert Almind Frederiksen                 CEO
Danish                                  Novo Nordisk Foundation





                                                    Page 10 of

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